United States securities and exchange commission logo





                            August 9, 2022

       David Stybr
       Chief Executive Officer
       Livento Group, Inc.
       17 State Street
       New York, NY 10004

                                                        Re: Livento Group, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed July 11, 2022
                                                            File No. 000-56457

       Dear Mr. Stybr:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Form 10-12G filed July 11, 2022

       Cover Page

   1. Please ensure that the full cover page of Form 10 is included and that you are using the current version of the
form. In this regard, we note that the "Emerging growth company"
                                                        disclosures do not
appear on your filing.
       Business, page 3

   2. Please ensure that you include disclosure regarding your real estate development segment throughout this
section. Further, please disclose your future plans for real estate investments. In this
regard, we note your disclosure on page 6 that you "plan to sell
                                                        [y]our real estate
project."
 David Stybr
FirstName  LastNameDavid Stybr
Livento Group, Inc.
Comapany
August     NameLivento Group, Inc.
       9, 2022
August
Page 2 9, 2022 Page 2
FirstName LastName
Prior Operations, page 3

3. Please expand your disclosure to comply with Item 101 of Regulation S-K. For example:
             Describe the activities of Livento Group LLC and NuGene International before the acquisition took place.
             Describe the "change in control" that took place in 2022.
             Describe the history of establishing BOXO Productions, including a timeline of material events and whether relevant personnel remain involved with the company.
Business
Trends in the Market, page 4

4. Please explain how your Elisee software is properly characterized as artificial intelligence or machine learning, rather than as an algorithm.
Employees, page 5

5. Please reconcile your disclosure regarding the roles of your employees here with your prior disclosure about "three analysts who focus on the maintenance and further development" of Elisee.
Risk Factors, page 6

6. Please expand your risk factors to include all material risks associated with your operations.
Management's Discussion and Analysis of Financial Condition and Results of Operation, page 9

7. Your MD&A discussion, specifically the overview and recent developments sections, is minimal and does not provide insight into your current operations. For example:
             It is not clear how your film and television production business is reflected in your operations and financial statements.
             It is not clear what "AI product" relates to and what services you provide to generate revenue.
             You do not discuss your real estate operations.
         Please expand your discussion in accordance with Item 303 of Regulations S-K.

8. Please discuss your full fiscal year results in accordance with Item 303(b) of Regulation
         S-K.
Critical Accounting Policies
Revenue Recognition, page 10

9. Please expand your revenue recognition disclosure to include information required by
         ASC 606-10-50.
 David Stybr
FirstName  LastNameDavid Stybr
Livento Group, Inc.
Comapany
August     NameLivento Group, Inc.
       9, 2022
August
Page 3 9, 2022 Page 3
FirstName LastName
Results of Operations, page 12

10. Please expand your results of operations disclosure to include an analysis in accordance with Item 303(b)(2) of Regulation S-K. Your discussion and analysis should at minimum address the following:
             Specific software fee revenue you generated and why this revenue does not include cost of sales expense.
             The underlying reason as to why an expansion of staffing has resulted in an increase in revenue.
             A discussion of what is included in each material line item and if there is a material fluctuation from one period to another, describe the underlying reasons for these material changes in quantitative and qualitative terms.
             A discussion of all your operations, including real estate operations and film and television production and how those operations effected your results of operations.
             A discussion of known trends and uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on revenues and income from continuing operations.
Liquidity and Capital Resources, page 14

11. You show zero net income in your Statement of Cash Flows for the three months ended
         March 31, 2022, yet your Profit and Loss Statement shows net income of $259,000.
         Please revise accordingly.

12. Expand your liquidity discussion in accordance with Item 303(b)(1) of Regulation S-K.
         Your disclosure should at minimum address:
             your going concern opinion;
             your ability to generate and obtain adequate cash to meet your short-term and separately, your long-term needs;
             the underlying reasons for significant fluctuations in cash flow line items from one period to another; and
             your debt and its terms, including convents, and pay-off schedules.
13. Your disclosure here that your cash resources are adequate contradicts your disclose on page 6 that they are inadequate. Please revise.
Security Ownership of Certain Beneficial Owners and Management, page 15

14. Revise your disclosure in this section to comply with the requirements of Item 403 of
         Regulation S-K. For example, the table should reflect Mr. Stybr's ownership of Series A preferred stock.
Directors and Executive Officers, page 16

15. Revise to disclose each named person's principal employment during the past five years.
 David Stybr
FirstName  LastNameDavid Stybr
Livento Group, Inc.
Comapany
August     NameLivento Group, Inc.
       9, 2022
August
Page 4 9, 2022 Page 4
FirstName LastName
         Additionally, under the "Position(s)" column, please revise Mr. Mathews' position to clarify whether he is the "Investor Relations Director," as his background states, a director on your board of directors, or both. Refer to Item 401(e)(1) of Regulation S-K.
Certain Relationships and Related Transactions, page 17

16. Revise to supplement your disclosure about Mr. Stybr's capital contribution. For example, disclose how this contribution was structured, the amount or value, and related terms. File any related agreement as an exhibit to your registration statement pursuant to Item 601 of
         Regulation S-K. Refer to Item 404(a) of Regulation S-K.
Market Price of and Dividends on the Registrant   s Common Equity, page 17

17. Please disclose the approximate number of holders of each class of your common stock.
         Refer to Item 201(b) of Regulation S-K.
Description of Registrant   s Securities to be Registered
Debt Securities, page 19

18. Please provide all material information about the outstanding variable rate note, including, for example, when it was issued, to whom, and the material terms. Additionally, provide context to your assertions that the note is "null and void" and that the company is considering litigation against the holder of the note. Indemnification of Directors and Officers, page 19

19. Please explain why you include disclosure regarding North Carolina's indemnification laws. In this regard, we note that you are incorporated in Nevada. General

20.      We note on page F-10 that on "March 24, 2022, Livento Group LLC announced the
         acquisition of NUGN and confirmed a change in its business model, redirecting its focus
         to Livento   s three primary sectors; real estate finance &
development, artificial
         intelligence, machine learning technology, and film and television production. Livento
         Group LLC merged with NUGN March 31, 2022." Tell us how you accounted for this transaction, referring to your basis in the accounting literature. Disclose who is the accounting acquirer and the consideration paid. Tell us how you considered Item 3-05 of
         Regulation S-X with regard to providing historical financial statements of the operating company.
21. We note you present interim financial statements in both your MD&A and in your financial statements. However, these financial statements do not agree with each other.
         For example:
             the balance sheets dated December 31, 2021, on pages 12 and F-11, do not agree;
             the interim statements of profit and loss for the three months ended March 31, 2021, on pages 13 and F-12, do not agree; and
 David Stybr
Livento Group, Inc.
August 9, 2022
Page 5
            the interim statements of cash flows for both the three months ended March 31, 2022 and 2021, on pages 14 and F-13, do not agree.
      Please revise so that the financial statements are consistent throughout your filing or advise us.
22. We note your business and financial statements significantly changed from the fiscal year ended December 31, 2021 to the interim period ended March 31, 2022. As such, provide financial statement footnotes for the interim period ended March 31, 2022, in accordance with Item 10-01 of Regulation S-X.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Inessa Kessman, Senior Staff Accountant, at 202-551-3371 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce, Staff
Attorney, at (202) 551-3887 or Joshua Shainess, Legal Branch Chief, at at (202) 551-7951 with any other questions.



                                                          Sincerely,
FirstName LastNameDavid Stybr
                                                          Division of
Corporation Finance
Comapany NameLivento Group, Inc.
                                                          Office of Technology
August 9, 2022 Page 5
cc:       Frank J. Hariton
FirstName LastName